September 8, 2008

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Hits 26 Metre Intercept on Martha Vein

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from its on-going diamond drilling program at La Preciosa Project in Durango, Mexico.

Of particular note in this release for the Martha Vein is hole BP08-217, which yielded a true thickness of 5.52 metres grading gold 0.446 g/t and silver 306.0 g/t for a silver- equivalent of 332.7 g/t, plus lead 2.70 % and zinc 1.65%.

Also, hole BP08-228 yielded 26.15 metres grading gold 0.111 g/t and silver 95.7 g/t for a silver-equivalent of 102.4 g/t, including a 5.85 metre portion grading gold 0.457 g/t and silver 199.8 g/t for a silver-equivalent of 227.3 g/t.

Gary Cope, President of Orko, adds, “We continue to expand the known Martha mineralization and we look forward to the next resource estimate, which should continue to grow the total resource at La Preciosa. We are also anticipating reporting additional assay results in the next few weeks.”

The following Table is a summary of the Martha vein intercepts only, full details of each intercept follows this table.

Martha Vein Intercepts

Hole	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
BP08-191	179.29	182.69	3.40	3.19	0.150	94.0	103.0
BP08-193	170.95	177.47	6.46	5.59	0.079	114.4	119.2
BP08-206	125.58	128.13	2.55	2.39	0.126	135.8	143.4
BP08-215	398.99	404.65	6.19	6.19	0.220	127.5	140.7
BP08-216	303.64	306.65	3.01	3.01	0.258	119.1	134.6
BP08-217	387.84	393.71	5.87	5.52	0.446	306.0	332.7
BP08-218	276.39	284.16	7.77	7.65	0.162	218.6	228.3
BP08-220	257.77	266.06	8.29	8.01	0.127	103.6	111.2
BP08-223	354.94	357.29	2.43	2.27	0.889	342.3	395.7
BP08-224	321.84	327.36	5.52	5.52	0.241	151.4	165.9
BP08-225	392.95	395.57	2.62	2.53	0.451	308.0	335.1
BP08-226	246.16	248.92	2.76	2.59	0.205	134.8	147.1
BP08-227	255.12	258.67	3.55	3.50	0.383	92.8	115.8
BP08-228	256.79	283.34	26.55	26.15	0.111	95.7	102.4
BP06-61ext	369.04	371.54	2.50	2.35	0.416	183.2	208.2

A few of the holes were drilled along the periphery of the main mineralized trend in Martha and do not make either the thickness, or the cut-off grade, requirements for the Martha vein. These include BP08-194 to BP08-199, BP08-208 and BP08-214.

BP08-191

Vein	From	To	Core	True	Au	Ag	Ag-Eq
	(metres)	(metres)	Length	Width	(g/t)	(g/t)	(g/t)
Martha	179.29	182.69	3.40	3.19	0.150	94.0	103.0
Includes	179.29	181.88	1.64	1.54	0.161	111.5	121.2

Hole BP08-191 is located east of La Preciosa Ridge on mine section 15,100 N, 100 metres east of hole BP08-182. It is oriented azimuth 090, dip -45 degrees. Martha vein is a structure along the andesite/conglomerate contact.

BP08-193

Vein	From	To	Core	True	Au	Ag	Ag-Eq
	(metres)	(metres)	Length	Width	(g/t)	(g/t)	(g/t)
Martha	170.95	177.47	6.46	5.59	0.079	114.4	119.2
Includes	171.63	172.98	1.35	1.17	0.227	191.2	204.8
Includes	171.63	172.15	0.52	0.45	0.280	258.7	275.5

Hole BP08-193 is located east of La Preciosa Ridge on mine section 15,500 N. It is oriented azimuth 090, dip -55 degrees, between holes BP08-139 and BP08-194. Martha vein is a structure in andesite near the conglomerate contact.

BP08-194

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Unnamed	135.54	136.19	0.65	0.50	0.120	223.9	231.1

Martha	156.93	160.95	4.02	3.64	0.044	48.6	51.2
Includes	156.93	157.33	0.40	0.36	0.145	267.0	275.7

Hole BP08-194 is located east of La Preciosa Ridge on mine section 15,500 N. It is oriented azimuth 090, dip -55 degrees, between holes BP08-193 and BP08-198. Martha vein is a weak structure in conglomerate near the andesite contact.

BP08-198

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Martha	120.76	122.89	2.13	1.84	0.013	66.3	67.1
Includes	120.76	121.83	1.07	0.92	0.015	122.2	123.1

Unnamed	194.58	195.17	0.59	0.55	0.136	185.5	193.7

Hole BP08-198 is located east of La Preciosa Ridge on mine section 15,500 N. It is oriented azimuth 090, dip -50 degrees, between holes BP08-194 and BP08-203. Martha vein is a weak structure in andesite near the conglomerate contact.

BP08-206

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Martha	125.58	128.13	2.55	2.39	0.126	135.8	143.4
Includes	125.58	126.81	1.23	1.16	0.178	186.9	197.6

Unnamed	134.28	134.97	0.69	0.65	0.199	105.4	117.4

Hole BP08-206 is located east of La Preciosa Ridge on mine section 15,200 N, east of hole BP08-185. It is oriented azimuth 090, dip -45 degrees. Martha vein is located at the andesite / conglomerate contact.

BP08-208

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Unnamed	145.70	146.68	0.98	0.92	0.105	550.1	556.3

Martha	335.07	339.54	4.47	4.20	0.150	52.7	61.7
Includes	336.60	339.54	2.94	2.76	0.167	68.3	78.3
Includes	339.22	339.54	0.32	0.30	0.250	181.3	196.3

Hole BP08-208 is located east of La Preciosa Ridge on mine section 14,700 N, between holes BP08-213A and BP08-212A. It is oriented azimuth 090, dip -75 degrees. Martha vein is a strong structure adjacent to the conglomerate / schist contact. It is elevated in the base metals Pb 0.87 % and Zn 1.05%.

BP08-214

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Unnamed	39.00	39.27	0.27	0.25	0.195	1,907.0	1,918.7

Unnamed	147.32	149.30	1.98	1.79	0.120	134.7	141.9
Includes	147.32	148.47	1.15	1.04	0.195	216.2	227.9
Includes	147.32	148.07	0.75	0.68	0.264	294.8	310.7

Unnamed	175.13	175.80	0.67	0.61	0.034	136.3	138.4

Unnamed	340.06	340.68	0.62	0.58	0.125	111.5	119.0

Unnamed	373.27	374.20	0.93	0.87	0.085	125.4	130.5

Unnamed	397.30	397.70	0.40	0.39	0.504	1,693.7	1,723.9

Martha	424.24	426.69	2.45	2.41	0.163	42.4	52.2
Includes	424.24	424.73	0.49	0.48	0.408	91.4	115.9

Hole BP08-214 is located east of La Preciosa Ridge on mine section 14,700 N, between holes BP08-213A and BP08-219. It is oriented azimuth 090, dip -75 degrees. Martha vein is elevated in base metals adjacent to the conglomerate / schist contact. Martha vein also grades Pb 0.79 % and Zn 1.90%.

BP08-215

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Unnamed	0.00	3.05	3.05	2.95	0.010	291.4	292.0

Transversal	99.18	102.58	3.40	2.40	0.098	65.3	71.2
Includes	99.43	99.96	0.53	0.37	0.102	137.2	143.3

Unnamed	108.35	109.02	0.67	0.66	0.053	226.3	229.5

Unnamed	306.57	307.12	0.55	0.55	0.080	108.3	113.1

Martha	398.99	404.65	6.19	6.19	0.220	127.5	140.7
Includes	400.69	404.65	3.96	3.96	0.273	170.6	187.0
Includes	401.39	404.27	2.88	2.88	0.294	205.6	223.3

Unnamed	411.62	411.92	0.30	0.30	0.415	2,589.5	2,614.4

Hole BP08-215 is located east of La Preciosa Ridge on mine section 14,600 N, between holes BP08-210 and BP08-217. It is oriented azimuth 090, dip -75 degrees. Martha vein is a strong structure in conglomerate. Base metal values are elevated in the Martha intercept at Pb 0.51 % and Zn 1.16%.

BP08-216

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Unnamed	164.07	169.25	5.18	3.97	0.013	135.4	136.2
Includes	165.48	168.86	3.38	2.59	0.018	175.4	176.5
Includes	168.44	168.86	0.42	0.32	0.003	592.5	592.7

Unnamed	228.80	229.67	0.87	0.86	0.080	70.8	75.6
Includes	228.80	229.02	0.22	0.22	0.032	153.1	155.0

Martha	303.64	306.65	3.01	3.01	0.258	119.1	134.6
Includes	303.64	305.55	1.91	1.91	0.315	163.2	182.1

Hole BP08-216 is located east of La Preciosa Ridge on mine section 14,600 N, between holes BP08-211 and BP08-218. It is oriented azimuth 090, dip -75 degrees. Martha vein is a strong structure at the andesite / conglomerate contact.

BP08-217

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Unnamed	95.01	96.14	1.13	0.93	0.179	112.4	123.1

Martha	387.84	393.71	5.87	5.52	0.446	306.0	332.7
Includes	390.06	393.71	3.65	3.43	0.698	458.4	500.3
Includes	390.26	390.80	0.54	0.51	0.880	1,641.6	1,694.4

Hole BP08-217 is located east of La Preciosa Ridge on mine section 14,600 N, west of hole BP08-215. It is oriented azimuth 000, dip -90 degrees. Martha vein is a strong structure in conglomerate. Base metal values in Pb and Zn are elevated in this intercept at Pb = 2.70 % and Zn = 1.65%.

BP08-218

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Unnamed	264.92	266.26	1.34	1.26	0.020	109.5	110.7

Martha	276.39	284.16	7.77	7.65	0.162	218.6	228.3
Includes	280.68	283.24	2.56	2.52	0.281	431.1	448.0
Includes	281.36	281.93	0.57	0.56	0.250	725.6	740.6

Hole BP08-218 is located east of La Preciosa Ridge on mine section 14,600 N, between holes BP08-216 and BP08-227. It is oriented azimuth 090, dip -75 degrees. Martha vein is a strong structure hosted in andesite close to the conglomerate contact. Base metal values in Pb = 0.51 % and Zn = 1.25 % are elevated in this intercept.

BP08-220

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Unnamed	213.37	214.58	1.21	0.78	0.660	127.7	167.3

Martha	257.77	266.06	8.29	8.01	0.127	103.6	111.2
Includes	261.16	266.06	4.90	4.73	0.186	143.2	154.4
Includes	261.63	262.05	0.42	0.41	0.059	310.1	313.6

Unnamed	276.27	278.50	1.78	1.54	0.210	123.9	136.5

Hole BP08-220 is located east of La Preciosa Ridge on mine section 14,700 N, between holes BP08-212A and BP08-226. It is oriented azimuth 090, dip -75 degrees. Martha vein is a strong structure adjacent to the andesite / conglomerate contact. Base metals are elevated.

BP08-223

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Martha	354.94	357.29	2.43	2.27	0.889	342.3	395.7
Includes	354.94	356.74	1.88	1.82	1.175	459.4	529.9

Hole BP08-223 is located east of La Preciosa Ridge on mine section 14,400 N, 100 metres west of hole BP08-224. It is oriented azimuth 090, dip -75 degrees. Martha vein is a strong structure hosted in andesite at the conglomerate contact. Base metal values in Pb 2.40 % and Zn 1.00 % are elevated in this intercept.

BP08-224

Vein	From	To	Core	True	Au	Ag	Ag-Eq
	(metres)	(metres)	Length	Width	(g/t)	(g/t)	(g/t)
Martha	321.84	327.36	5.52	5.52	0.241	151.4	165.9
Includes	323.21	325.77	2.56	2.56	0.400	285.7	309.7
Includes	323.21	324.31	1.10	1.10	0.525	337.3	368.8

Hole BP08-224 is located east of La Preciosa Ridge on mine section 14,400 N, between hole BP08-223 and BP08-236. It is oriented azimuth 090, dip -75 degrees. Martha vein is a strong structure hosted in andesite at the conglomerate contact. Base metal values in Pb 0.54 % and Zn 0.73 % are elevated in this intercept.

BP08-225

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Boulders*	4.27	9.13	4.86	*	0.008	102.6	103.1
Includes	4.27	6.03	1.76	*	0.010	218.5	219.1

Unnamed	241.73	243.85	2.12	1.99	0.004	130.5	130.7
Includes	241.73	242.69	0.96	0.90	0.006	209.2	209.5

Martha	392.95	395.57	2.62	2.53	0.451	308.0	335.1
Includes	393.30	395.27	1.97	1.90	0.561	398.7	432.3
Includes	393.30	394.62	1.32	1.28	0.646	476.2	515.0

Hole BP08-225 is located east of La Preciosa Ridge on mine section 14,300 N, at 100 metres west of hole BP08-234. It is oriented azimuth 090, dip -75 degrees. * At the beginning of the hole are large boulders, through which the drill core sampled, but there is no true width. Deeper is the Martha vein, a strong structure hosted in andesite at the conglomerate contact. Base metal values in Pb 3.16 % and Zn 6.32 % are high in this intercept.

BP08-226

Vein	From	To	Core	True	Au	Ag	Ag-Eq
	(metres)	(metres)	Length	Width	(g/t)	(g/t)	(g/t)
Martha	235.14	248.92	13.78	12.95	0.047	64.8	67.6
Includes	246.16	248.92	2.76	2.59	0.205	134.8	147.1
Includes	247.25	248.92	1.67	1.57	0.317	200.8	219.9

Hole BP08-226 is located east of La Preciosa Ridge on mine section 14,700 N, between holes BP08-220 and BP08-229. It is oriented azimuth 090, dip -75 degrees. Martha vein is a strong structure adjacent to the andesite / conglomerate contact.

BP08-227

Vein	From	To	Core	True	Au	Ag	Ag-Eq
	(metres)	(metres)	Length	Width	(g/t)	(g/t)	(g/t)
Martha	255.12	258.67	3.55	3.50	0.383	92.8	115.8
Includes	255.12	257.06	1.94	1.91	0.470	125.1	153.3

Hole BP08-227 is located east of La Preciosa Ridge on mine section 14,600 N, between holes BP08-218 and BP08-231. It is oriented azimuth 090, dip -75 degrees. Martha vein is a structure hosted in andesite close to the conglomerate contact.

BP08-228

Vein	From	To	Core	True	Au	Ag	Ag-Eq
	(metres)	(metres)	Length	Width	(g/t)	(g/t)	(g/t)
Martha	256.79	283.34	26.55	26.15	0.111	95.7	102.4
Includes	277.40	283.34	5.94	5.85	0.457	199.8	227.3
Includes	278.78	279.40	0.62	0.61	1.175	1,140.5	1,211.0

Hole BP08-228 is located east of La Preciosa Ridge on mine section 14,500 N, between holes BP08-222 and BP08-230. It is oriented azimuth 090, dip -75 degrees. Martha vein is a strong structure hosted in andesite and conglomerate along the contact.

BP06-61 ext

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Esperancita	31.34	36.73	5.39	2.70	0.555	95.3	128.6
Includes	31.54	34.69	3.15	1.58	0.909	144.5	199.1
Includes	31.54	32.49	0.95	0.48	2.820	380.0	549.2

Unnamed	71.46	71.68	0.22	0.21	0.270	570.0	586.2

Abundancia	80.05	90.45	10.40	10.24	0.233	209.7	223.7
Includes	86.54	89.90	3.36	3.31	0.375	348.8	371.3
Includes	80.86	81.06	0.20	0.20	0.162	1,050.0	1,059.7

Unnamed	101.35	102.65	1.30	1.28	0.059	100.7	104.3

Unnamed	110.15	116.42	6.27	6.17	0.191	107.0	118.5
Includes	110.15	113.96	3.81	3.75	0.222	133.7	147.0

Unnamed	150.68	153.11	2.43	2.28	0.058	76.5	80.0
Includes	150.68	151.79	1.11	1.04	0.054	127.9	131.1

Unnamed	163.05	163.96	0.91	0.55	0.094	129.9	135.5

Unnamed	182.29	183.19	0.90	0.85	0.182	110.1	121.0

Unnamed	341.95	345.39	3.44	3.23	0.366	116.9	138.9
Includes	342.24	344.20	1.96	1.84	0.526	184.5	216.0
Includes	342.24	343.24	1.00	0.94	0.684	305.6	346.6

Martha	369.04	371.54	2.50	2.35	0.416	183.2	208.2
Includes	369.04	370.94	1.90	1.79	0.495	235.0	264.7

Unnamed	446.64	447.11	0.47	0.43	0.808	2,831.5	2,879.9

Unnamed	449.25	450.21	0.96	0.87	0.109	281.2	287.7

Hole BP06-61ext is located on La Preciosa Ridge on section mine-grid 15,300 N, 100 metres north of BP06-60. This hole was extended to a core length of 489.81 metres, thus the results below 350 metres are new reporting. It intersected obliquely the Esperancita Vein before reaching a major intercept of Abundancia vein, multiple smaller veins in the footwall of Abundancia, then Martha vein at depth. Martha vein is hosted in conglomerates and has elevated base metals at Pb 0.69 % and Zn 2.04%.

A complete table of drill results is available at the link below:

http://www.orkosilver.com/i/pdf/drillresults.pdf

A detailed drill plan map is available at the link below:

http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A printer friendly PDF format of this news release is available at the link below:

http://www.investorhub.ca/orkonews09082008.pdf

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100% for the silver-equivalent value.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 4 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward- looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .